SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on July 3, 2019 – 10:30 a.m.

1.      Date, Time and Place: On July 3, 2019, at 10:30 a.m., at the headquarters of the Company, in the City and State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1830, conjunto 32, Bloco 2, Condomínio Edifício São Luiz, Vila Nova Conceição, CEP: 04543-900 and via conference call.

2.      Call Notice and Attendance: All members of the Company’s Board of Directors identified below attended the meeting, therefore, the quorum of installation and approval was verified.

3.      Composition of the Board: Chairman, Mr. Leo Julian Simpson; and Secretary, Mr. José Luiz Mendes Ramos Júnior.

4.      Agenda: Resolve on the appointment of a member of the Board of Directors in view of the vacant position previously held by Mr. Demain Fiocca in the Company’s Board of Directors.

5.      Resolutions: After discussing the matter of the agenda, the Company’s board members unanimously resolved to appoint Mrs. DENISE DOS PASSOS RAMOS, Brazilian citizen, single, born on January 30, 1975, attorney, bearer of the identity card of the Brazilian Bar Association – OAB/RJ No. 95.789, enrolled with taxpayer’s register (CPF/ME) No. 042.842.797-93, resident and domiciled in the City and State of Rio de Janeiro, with business address at the Company’s headquarters, as authorized by the Company’s Bylaws and Article 150 of Law No. 6.404 of December 15, 1976, as a member of the Company’s Board of Directors, in view of vacant position previously held by Mr. Demain Fiocca, with term of office until the first Shareholders’ Meeting of the Company to be held after such date.

5.1.   Declare that Mrs. DENISE DOS PASSOS RAMOS was herein vested in office by means of the signature of the instrument of investiture for the position as a sitting member of the Board of Directors, as well as she signed the instrument of adhesion of the Manual of Disclosure and Use of Information and Securities Trading Policy of the Company and provided the following declaration: (i) she is neither impeded by special law, nor convicted due to bankruptcy crime, malfeasance, bribery, graft, embezzlement or crime against welfare, public faith or property, or criminal penalty, forbidding, even if temporarily, the access to public offices, as provided for in Paragraph 1 of Article 147 of Law No. 6.404/76; (ii) she is not sentenced to the penalty of suspension or temporary disqualification applied by the Brazilian Securities and Exchange Commission, making her not eligible to managerial positions in listed companies, as provided for in Paragraph 2 of Article 147 of Law No. 6.404/76; (iii) she complies with requirement of flawless reputation set forth by Paragraph 3 of Article 147 of Law No. 6.404/76; (iv) she neither holds position in an entity deemed as the Company’s competitor, nor she has nor represents interests conflicting with the Company, as provided for in items I and II of Paragraph 3 of Article 147 of Law No. 6.404/76.

5.2.   Also declare that the board member elected herein, submitted a statement attesting her compliance with independence criteria set forth in the Novo Mercado Rules, which was received by sitting members of the Board of Directors attending this meeting, and accepting her characterization as an independent member for the purposes of the Novo Mercado Rules;

6.      Closing: With no further matters to be discussed, these minutes were read, approved and signed by all Board members. São Paulo, July 3, 2019. Presiding Board: Leo Julian Simpson, Chairman, José Luiz Mendes Ramos Júnior, Secretary. Board members: Antonio Carlos Romanoski, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella, and Thomas Cornelius Azevedo Reichenheim.

I certify this is a faithful copy of the original minutes drawn up in the Company’s records.

______________________________________________________

José Luiz Mendes Ramos Júnior

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 16, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer